EXHIBIT 12.1

PULTEGROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

($000’s omitted)

(Unaudited)

	For the Six Months Ended June 30,
	2016	2015
Earnings:
Income from continuing operations before income taxes	$307,793	$263,431
Fixed charges	79,845	67,483
Amortization of capitalized interest	55,525	65,353
Capitalized interest	(73,515)	(62,099)
Distributions in excess (less than) earnings of affiliates	(1,385)	(772)

Income as adjusted	$368,263	$333,396

Fixed charges:
Interest expensed and capitalized	$74,508	$62,711
Portion of rents representative of interest factor	5,337	4,772

Fixed charges	$79,845	$67,483

Ratio of earnings to fixed charges	4.6	4.9

Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.